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                             ARRIVATO ADVISORS, LLC
                          350 FIFTH AVENUE, 59TH FLOOR
                               NEW YORK, NY 10118


                                                               February 13, 2006

Keith A. O'Connell
Securities and Exchange Commission
Division of Investment Management
Washington, DC  20549

RE:      The Arrivato Funds Trust
         SEC File Numbers: 811-21757; 333-124214

Dear Mr. O'Connell:

     We have reviewed your comments to the registration statement on Form N-14 filed on behalf of the Arrivato Funds Trust on January January 17, 2006. Following are Fund management's responses to your comments and questions:

Comment
The Arrivato website has a link to the Arrivato Prospectus. If Funds are not offered for sale at this time, the prospectus should be removed or disclosure added.

Response
At the link to the prospectus on the Arrivato website, disclosure has been added indicating that the Funds are not currently offered for sale

Comment
Page 19 states that "the Fund may suspend, limit or terminate exchange privilege of any shareholder who makes more than 12 exchanges in a calendar year". Should be changed to "the Fund will suspend....or give exceptions.

Response
The sentence has been changed for each Fund to read "Additionally, the Fund will suspend, limit or terminate the exchange privilege of any shareholder who makes more than 12 exchanges in a calendar year or otherwise demonstrates what the Fund believes to be a pattern of market timing".



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Comment
Page 21 Under reasons for the Reorganization - You should indicate that the Trustees considered the fact that INTRUST will receive $3 million. What consideration did the Trustees make in their joining the new board.

Response
A sentence has been added that states "The Trustees also discussed that INTRUST Financial Services was receiving consideration for the transaction.

Fund Management requested that the Board members remain on as Trustee. Management's rationale, in recommending the Trustees be nominated, in addition to the continuity and familiarity represented by each of them is as follows:

    o The long relationship with the intermediary for the largest group of clients for each of the trustees. Each trustee has had several years of working with senior offices of INTRUST Bank, which acts as intermediary for a large percentage of the clients invested in the Funds, and several trustees are residents of Kansas, where a large portion of the funds shareholders are also located.

    o The prestige and name recognition that is associated with each member of the board in the localities where many of the Funds' shareholders are located.

    o The previous experience as a mutual fund trustee for each individual. The recent change in Federal regulations with respect to mutual funds as well as the requirements of legislation such as Sarbanes Oxley has made prior experience in corporate governance and fiduciary matters of increased value, while limiting the number of potential suitable or willing candidates.

It has been decided that Philip Owings will not be joining the Board of Trustees in the capacity of Trustee Emeritus.

Comment
Page 23 - Footnote indicates that current AIF shareholders will be receiving Institutional class shares. What about any future investments.

Response
Disclosure has been added that all existing AIF shareholders will receive Institutional Class shares on all future investments.

Comment
Page 25- Paragraph starting "Set forth below.." is in the wrong place. Should be before Chart.

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Response
Paragraph has been moved.


Comment
Page 26 - Lead in paragraph is missing regarding funds pursuing same objectives etc.

Response
Following paragraph has been added - The Fund and its corresponding Acquiring Fund will pursue the same investment objectives, utilize substantially similar principal investment strategies to pursue their investment objectives, and hold substantially similar securities. As a result, the proposed Reorganization is expected to cause minimal portfolio turnover or transaction expenses from the sale of securities that are incompatible with the investment objective(s) of the Acquiring Fund


Comment
Page 27 - Add example of duration.

Response
The following example has been added - "Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates. Similarly, an Underlying Fund with a longer average portfolio duration will be more sensitive to changes in interest rates than an Underlying Fund with a shorter average portfolio duration. By way of example, the price of a bond fund with a duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point."


Comment
Page 35 Indicate the date for all funds that the waiver will expire.

Response
The date of the expiration of the waiver has been added for all funds. All waivers will expire on March 1, 2009 except for the Kansas Tax-Exempt Bond Fund that will expire in five years, March 1, 2011.

Comment
Page 49 - Show portfolio managers experience for previous five years.

Response
Five year experience for Bond Fund portfolio managers has been added. See page
49.

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Comment
Page 58 Foreign Investment Risk needs to be expanded.

Response
The following paragraph as been added - "Overseas investing carries potential risks not associated with domestic investments. Such risks include, but are not limited to: (1) currency exchange rate fluctuations, (2) political and financial instability, (3) less liquidity and greater volatility of foreign investments,
(4) lack of uniform accounting, auditing and financial reporting standards, (5) less government regulation and supervision of foreign stock exchanges, brokers and listed companies, (6) increased price volatility, (7) delays in transaction settlement in some foreign markets, and (8) adverse impact of conversion to the euro for countries joining the European Monetary Union.


Comment
Page 62
Index Information is missing for Kansas Fund

Response
Index performance has been added.


Comment
Page 69 States that the new fund will have same investment objectives but on page 74 they are different.


Response
Page 69 has been changed to read that the NestEgg Capital Preservation Fund and its corresponding acquiring fund will pursue similar investment objective.


Comment
Page 81 - Sentence that reads "A purchase request received..." should be changed to "A request". Under comparison of principal risks there is a duplication of the first paragraph.

Response
Changes have been made.

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Comment
Page 83 - Under heading Investment Companies. Reconsider last sentence regarding concentration.


Response
The sentence " In addition, because a Fund may invest up to 100% of its assets in investment companies, the category of which is considered under the Standard Industry Code to be an "industry", the Fund "concentrates" (that is, it invests more than 25% of its investments) in a single industry". Has been deleted.

Comment
Page 159 Under determining when order will be processed, it should read "next determined NAV"

Response
Change has been made.

Comment
Page 204 The sentence which reads "Over the long term, we seek a correlation between the performance of the funds, before expenses, and the Dow Jones U.S. Target Date Indexes of 98% or better". How is this possible when the Fund is also investing in ADRs which are not in the index.


Response
Fund management has decided to remove the ability for the NestEgg Dow Jones U.S. Target Date Funds to invest in ADRs. All reference to ADRs has been removed from the filing.


     We hereby elect to file pursuant to Rule 488 under the 1933 Act requesting automatic effectiveness on February 15, 2006.

     We also acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Terry Donovan at (212)-601-2737 or Thomas Majewski at 212-912-7422 should you have any questions regarding this letter.

                                   Sincerely,


                                 /s/Eric Rubin
                                    President